Leafly Holdings, Inc.

111 S Jackson Street, Suite 531

Seattle, WA 98104

May 16, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attn: Joshua Shainess; Austin Pattan

Re:	Leafly Holdings, Inc.

Registration Statement on Form S-1

File No. 333-264232

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Leafly Holdings, Inc. (the “Company”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-referenced Amendment No. 2 to Registration Statement on Form S-1 to become effective on May 16, 2022, at 4:00 p.m., Eastern Time, or as soon as practicable thereafter.

The Company hereby authorizes Heather Emmel of Weil, Gotshal & Manges LLP, counsel to the Company, to orally modify or withdraw this request for acceleration.

The Company requests that it be notified of such effectiveness by a telephone call to Heather Emmel of Weil, Gotshal & Manges LLP at (212) 310 8849.

Very truly yours, LEAFLY HOLDINGS, INC.

By:	/s/ Yoko Miyashita
Name:	Yoko Miyashita
Title:	Chief Executive Officer

cc:	Kimberly Boler, Leafly Holdings, Inc.

Ashley Butler, Weil, Gotshal & Manges LLP

Sakshi Sharma, Weil, Gotshal & Manges LLP

Zachary Fialkow, Weil, Gotshal & Manges LLP